February 21, 2008

Mail Stop 4563

By U.S. Mail and facsimile to (716) 842-5376

Robert G. Wilmers
Chief Executive Officer
M & T Bank Corp.
One M&T Plaza
Buffalo, NY 14203

> **Re:** **M & T Bank Corp.**
> **Definitive 14A**
> **Filed March 5, 2007**
> **File No. 01-9861**

Dear Mr. Wilmers:

We have reviewed your January 30, 2008 response to our comments of January 15, 2008. Without more detail, we cannot agree or disagree with your conclusion that you have a sufficient basis for excluding the financial measures used in determining compensation for your named executive officers under the annual incentive plan. Since you are in possession of all of the facts related to your disclosure, we have decided that we have no basis to disagree with your decision to omit this information from your filing. As in all cases, we remind you that you are responsible for the adequacy and accuracy of the disclosure in your filings. We do not have any further comments on your filing.

If you have any further questions regarding our review of your filing, please call me at (202) 551-3419.

Sincerely,

Christian N. Windsor
Special Counsel